December 15, 2014

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuniu Corporation

Registration Statement on Form F-1

Filed December 2, 2014 (File No. 333-200667)

Dear Sirs:

On December 2, 2014, Tuniu Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), filed a Registration Statement on Form F-1 (the “Form F-1”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the Form F-1, together with all exhibits thereto, and requests that the Commission consent to the withdrawal.

The Company has determined at this time not to proceed with the offering proposed to which the Form F-1 relates, in light of the recent developments of the Company. The Company hereby respectfully requests that the Commission consent to this application on the grounds that withdrawal of the Form F-1 is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Form F-1 has not been declared effective, and the Company hereby confirms that no securities have been sold in connection with the proposed offering under the Form F-1.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Form F-1 be credited to the Company for future use.

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If you need additional copies of this letter or have any questions regarding any of the above, please contact the undersigned at +86 25 8685 3969 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863.

Very truly yours,

/S/ DUNDE YU
Dunde Yu
Chairman and Co-Chief Executive Officer

cc:	Conor Chia-hung Yang, Chief Financial Officer, Tuniu Corporation

Z. Julie Gao, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

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